Exhibit 99.1

News Release

NORBORD INC. ANNOUNCES ELECTION OF BOARD OF DIRECTORS

TORONTO, ON (May 2, 2019) – Norbord Inc. (TSX and NYSE: OSB) announced results from its 2019 annual meeting of shareholders held earlier today. All of the eight nominees listed in the Corporation’s Management Proxy Circular dated March 4, 2019 proposed by management for election to the Board of Directors at the annual meeting of shareholders were elected by acclamation. The Directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management were as follows:

	Votes in Favour		Votes Withheld
Name	#	%	#	%
Jack L. Cockwell	47,104,562	68.62	21,544,749	31.38
Pierre Dupuis	66,140,802	96.35	2,508,509	3.65
Paul E. Gagné	67,534,335	98.38	1,114,976	1.62
J. Peter Gordon	52,697,938	76.76	15,951,373	23.24
Paul A. Houston	64,382,140	93.78	4,267,171	6.22
Denise M. Nemchev	67,373,724	98.14	1,275,587	1.86
Lori A. Pearson	54,105,268	78.81	14,544,043	21.19
Peter C. Wijnbergen	56,865,171	82.83	11,784,140	17.17

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.9 billion and employs approximately 2,700 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

1